[redacted]

14046056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 West 42nd Street
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lefkowitz (973) 422-6662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave.	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Alan Lefkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Lefkowitz

Signature

Chief Financial Officer

Title

Catherine A. [signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

(A wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2013

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2013

Page(s)

Report of Independent Auditors 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Member's Capital 5

Statement of Cash Flows 6

Notes to Financial Statements 7–9

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 10

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission 11

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Independent Auditor's Report

To the Board of Directors
CIT Capital Securities LLC

We have audited the accompanying financial statements of CIT Capital Securities LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's capital and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIT Capital Securities LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2014
New York, NY

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Financial Condition
December 31, 2013

Assets	
Cash & cash equivalents	$ 6,788,326
Due from affiliates (Note 4)	2,533,906
Prepaid expenses	25,137
Deferred Taxes (Note 5)	2,976,662
Furniture & office equipment	300
Total assets	$12,324,331
Liabilities and Member's Capital	
Accrued liabilities	$ 93,709
Total liabilities	$ 93,709
Member's capital	$12,230,622
Total liabilities and member's capital	$12,324,331

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Income
Year Ended December 31, 2013

Revenues	
Arrangement and advisory fees (Note 4)	$ 4,525,385
Interest income	5,297
	$ 4,530,682
Expenses	
Operating and administrative expenses (Note 4)	1,707,108
Regulatory expenses	61,966
	1,769,074
Net profit before income taxes	2,761,608
Income tax expense (Note 5)	(609,648)
Net income	$ 2,151,960
Other comprehensive income	-
Total comprehensive income	$ 2,151,960

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2013

Balance, December 31, 2012	$ 10,078,662
Net income	2,151,960
Balance, December 31, 2013	$ 12,230,622

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 2,151,960
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,327
Increase in due from affiliates	(1,468,166)
Decrease in deferred taxes	554,416
Decrease in prepaid expenses	11,102
Increase in accounts payable and accrued expenses	54,709
Cash flows used in operating activities	1,305,348
Increase in cash and cash equivalents for the year	1,305,348
Cash and cash equivalents at	
Beginning of year	5,482,978
End of Year	$ 6,788,326

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. ("Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively, with other subsidiaries of CIT, "Affiliates".

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On behalf of its affiliates, the Company arranges and syndicates senior secured loans for the benefit of third party issuers. The Company is also engaged in M&A advisory services.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $250,000. The Company's cash balance as of December 31, 2013 exceeds the balance insured by the FDIC in the amount of $6,538,326. The cash account earns interest via an overnight investment in commercial paper. The Company does not believe it is subject to any significant credit risk with respect to its cash.

Arrangement Fees and Advisory Fees

Fees are recognized when arrangement and advisory services are completed. (See Note 4)

Interest Income

Interest income includes interest earned on cash in bank.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes.

However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with ASC 740, "Accounting for Income Taxes", income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are recognized for the expected future

taxation of events that have been reflected in the Financial Statements. A valuation allowance may be provided to offset any net deferred tax assets if, based upon the relevant facts and circumstances, it is more likely than not that some or all of the deferred tax assets will not be realized. An evaluation is performed to determine if a valuation allowance is necessary. Based upon the relevant facts and circumstances, it has been determined that an allowance is not necessary as of December 31, 2013.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits within its income tax expense. There were no such amounts recorded in 2013.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2013, the Company had net capital of $6,694,617 which was $6,688,370 in excess of its required capital of $6,247. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.01 to 1.

4. Related Party Transactions

Under the cost sharing agreement with the Parent, the Company is obligated to pay a yearly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management of the Parent and allocated based on estimates of the value of the services provided. During the year ended December 31, 2013, the Company incurred $1,622,497 in expenses related to this agreement as well as $55,232 in accrued federal AMT taxes, in accordance with the company's tax sharing agreement. These expenses are included as part of operating and administrative expenses as well as income tax expense.

At December 31, 2013, the amount due from affiliates was $2,533,906.

During the year ended December 31, 2013, the Company received $4,525,385 in M&A advisory fees as well as fees earned in conjunction with the arrangement and syndication of senior secured loans on behalf of its affiliate's relationships with third party issuers.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

5. Income Taxes

At December 31, 2013, the Company had a net federal operating loss carryforward of $1,940,812 and net state operating loss carryforward of $21,758,039 that expire between 2029 and 2030. The net loss carryforwards provide for federal and state deferred tax assets, net of federal effect, of $679,284 and $2,123,723 respectively, which will be available for offset against future profits when they arise. The Company also recorded a deferred tax asset of $173,655 related to Federal AMT tax credit carryforward. The evaluation of the recoverability of the deferred tax asset and the need for a valuation allowance requires management to weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax asset will not be realized. Management is expecting the Company to be profitable in the foreseeable

years and, at the end of 2013, believes that it is more likely than not that the deferred tax asset on net operating loss carryover will be realized. Accordingly, the Company has determined that no valuation allowance against the deferred tax asset is necessary.

The Company has no unrecognized tax liabilities and consequently has not accrued interest and penalties related to such liabilities. The Company does not expect its unrecognized tax benefit balance to change significantly in the next 12 months.

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the company's income tax benefit is shown in the following table:

	Pre-Tax	Tax	ETR
Pre-tax book income	2,761,608		
Federal income tax rate		966,563	35.00%
State taxes, net of federal benefit		269,551	9.76%
True-up of state tax rate		(626,466)	-22.68%
		609,648	22.08%

6. **Fair Value of Financial Instruments**

Financial Accounting Standards Board Accounting Standards Codification Topic 820, "Fair Value Measurements and Disclosures" (FASB ASC 820), requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

Net Capital	
Total member's capital	$ 12,230,622
Deductions and/or charges	
Non-allowable assets	5,536,006
Net capital	$ 6,694,617
Aggregate Indebtedness	
Total liabilities	$ 93,709
Computation of Basic Net Capital Requirement	
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 6,247
Net capital in excess of requirement	$ 6,688,370
Ratio of aggregate indebtedness to net capital	0.01

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under The Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

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To: The Board of Directors

In planning and performing our audit of the financial statements of CIT Capital Securities LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Nothing came to our attention that would lead us to believe that the condition leading to the Company's exemption from the provisions of Rule 15c3-3 was not present throughout the period of the audit.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 300 Madison Avenue, NY 10017
T: 646 471 3000, F:(813) 286 6000 , www.pwc.com

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

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Report of Independent Accountants

To the Board of Directors and
CIT Capital Securities LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of CIT Capital Securities LLC (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   Item 2B: Payment dated August 1, 2013 in the amount of $8,045 compared to PeopleSoft report obtained from External Reporting and check number 949192 dated August 1, 2013. No differences were noted.

   Item 2F: Payment dated February 21, 2014 in the amount of $3,282 compared to PeopleSoft report obtained from External Reporting and check number 966247 dated February 21, 2014. No differences were noted.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $4,530,682 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, for which none was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

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a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,530,682 and $11,327, respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of CIT Capital Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014